

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Li Xia Wang
Chief Executive Officer
New Dragon Asia Corp.
10 Huangcheng Road (N)
Longkou, Shandong Province
People's Republic of China 265701

> **Re:** **New Dragon Asia Corp.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed November 22, 2010**
> **Response Letter Dated November 22, 2010**
> **File No. 1-15046**
>
> **Registration Statement on Form S-3MEF**
> **Filed October 16, 2010**
> **File No. 333-162552**

Dear Ms. Wang:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 from our letter dated November 5, 2010, as well as the new draft articles of amendment included as Annexes C and D. In Annex D, you state that there are 108,142,409 shares outstanding and that there will be 1,081,424 shares outstanding subsequent to the reverse split. However, this appears to conflict with your revised disclosures elsewhere in the proxy statement and your response letter, which reflect 119,509,894 shares issued and outstanding. Please revise for consistency.

2.   With respect to the proposed articles of amendment, it does not appear that you have ever filed a complete version of your articles of incorporation or bylaws. In your periodic reports, you incorporate by reference Exhibits 3.1 and 3.2 from a Definitive Proxy Statement filed October 11, 2001. However, a review of that document reflects that it does not contain any exhibits. In addition, the only relevant portion appears to be Appendix C, which is merely an amendment to the articles of incorporation. Please tell us where you have filed complete versions of your articles of incorporation and bylaws.

3.   We note your response to comment 2 from our letter dated November 5, 2010. Please confirm whether or not you have deemed this error a material weakness in either or both your disclosure controls and procedures or internal control over financial reporting. Please provide us with draft disclosure showing how you intend to disclose this, if at all, in subsequent periodic reports that require disclosure under Items 307 and 308 of Regulation S-K.

Registration Statement on Form S-3MEF, File No. 333-162552

4.   We have considered your response to comment 4 from our letter dated November 5, 2010, and we do not concur with your analysis. Please advise us regarding your plans to remediate the issues identified in our prior comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Lucas, Attorney-Advisor, at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Mitchell S. Nussbaum, Esq.
        (212) 407-4990